Exhibit 99.4

APPENDIX C

Interim Financial Statements of AirLink Communications, Inc.

for the three months ended March 31, 2006

AIRLINK COMMUNICATIONS, INC.

Statement of Operations

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

Three months ended March 31,	2006

Revenue	$4,860
Cost of goods sold	2,770
Gross margin	2,090

Expenses:
Sales and marketing	748
Research and development	346
Administration	409
Depreciation	16
1,519
Earnings from operations	571
Interest expense	98
Earnings before income tax expense (benefit)	473
Income tax expense (benefit)	(153)
Net earnings	$626

See accompanying notes to interim financial statements.

AIRLINK COMMUNICATIONS, INC.

Balance Sheet

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

March 31, 2006

Assets
Current assets:
Cash and cash equivalents	$1,211
Accounts receivable, net of allowance for doubtful accounts of $283	1,989
Note receivable	105
Inventories	1,786
Prepaid expenses	145
Deferred income taxes	160
5,396

Fixed assets	318

Other assets	213
$5,927

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,366
Deferred revenue	1,151
Current maturities of long-term liabilities	107
3,624

Long-term liabilities	2,086

Shareholders’ equity:
Share capital	6,807
Deficit	(6,590)
217
$5,927

See accompanying notes to interim financial statements.

AIRLINK COMMUNICATIONS, INC.

Statement of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2006

Cash flows from operating activities:
Net earnings	$626
Adjustments to reconcile net earnings to net cash provided by operating activities:
Allowance for doubtful accounts	(2)
Depreciation	16
Amortization of loan fees	40
Deferred income taxes	(160)
Changes in operating assets and liabilities:
Accounts receivable	(112)
Inventories	32
Prepaid expenses and other assets	(7)
Accounts payable and accrued liabilities	(178)
Deferred revenue	(203)
Net cash provided by operating activities	52

Cash flows from investing activities:
Purchase of fixed assets	(35)
Net cash used in investing activities	(35)

Cash flows from financing activities:
Repayment of long-term liabilities	(8)
Net cash used in financing activities	(8)

Net increase in cash and cash equivalents	9
Cash and cash equivalents, beginning of period	1,202
Cash and cash equivalents, end of period	$1,211

See accompanying notes to interim financial statements.

AIRLINK COMMUNICATIONS, INC.

Notes to Interim Financial Statements (Unaudited)

For the three months ended March 31, 2006

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.     Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles (“US GAAP”) for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  These interim financial statements should be read in conjunction with the financial statements and notes thereto included in our fiscal 2006 financial statements.

2.     Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as further described in note 2(b).

(a)   Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of revenues and expenses during the reporting period.  Such estimates and assumptions, including allowances for doubtful accounts and inventory obsolescence reserves, the fair value of warrants and stock options and any valuation allowance for deferred income tax assets, primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, actual results could differ from those estimates.

(b)  Adoption of New Accounting Pronouncement

Through December 31, 2005, we accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25 (FIN 44) and complied with the disclosure provisions of Statement of Financial Accounting Standards No. 123 and 148, Accounting for Stock-Based Compensation (SFAS No. 123 and 148).  Under APB No. 25, compensation cost is generally based on the difference, if any, of the estimated fair value of the Company’s stock on the date of grant over the exercise price of the option.

As permitted under SFAS No. 123, we continued to measure compensation costs for stock-based employee compensation using the intrinsic value method prescribed by APB No. 25.  Accordingly, we recognized no compensation costs through December 31, 2005.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which is a revision of SFAS No. 123.  SFAS No. 123R supersedes APB No. 25, and amends FASB Statement No. 95, Statement of Cash Flows.  Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123.  However, SFAS No. 123R generally requires share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized in the statement of operations based on their fair values.  Pro forma disclosure of fair value recognition is no longer an alternative.  We were required to adopt the provisions of SFAS No. 123R as of January 1, 2006.

Because we used the minimum value method for measuring stock options, we must use the prospective method for adopting the provisions of SFAS No. 123R.  Under the prospective method, the provisions of SFAS No. 123R are applied only to new grants and to awards modified, repurchased or cancelled after the effective date.  Since no such transactions have occurred since the effective date, the adoption of SFAS No. 123R did not have a significant effect on our financial statements through March 31, 2006.

3.     Inventories

Inventories consist of the following as of March 31, 2006:

Raw materials	$1,386
Work-in-process	75
Finished goods	325

$1,786

4.     Financing Agreements

The Company has a Loan and Security Agreement (the “Loan Agreement”) with a venture financing company, under which borrowings are collateralized by substantially all assets of the Company.  The total amount of the Loan Agreement is $6,500, consisting of two credit facilities:  a $4,500 term loan (the “Term Loan”) and a $2,000 revolving facility (the “Revolving Loan”).  Interest on the Term Loan is at a rate of prime plus 3.25%.  The outstanding balance under the Term Loan was $2,000 at March 31, 2006.

The Revolving Loan provides for borrowing at the lesser of $2,000 or 80% of the Company’s eligible receivables, as defined in the Loan Agreement for a term of 24 months, and borrowings bear interest at prime plus 1.5%.  There are no borrowings under the Revolving Loan through March 31, 2006.

Loan fees and other costs are amortized to interest expense over the terms of the loans.  Amortization was $27 for the three month period ended March 31, 2006 and accumulated amortization was $27 at March 31, 2006.  Future annual amortization of loan fees is expected to be as follows:

Year ending March 31,
2007	$110
2008	98
2009	66
2010	49

The Company also issued Series D preferred stock warrants, valued at $150, in connection with the Loan Agreement.  As such, the Term Loan is carried at $1,863 at March 31, 2006, net of the unamortized portion of the fair value of the warrants of $137 at March 31, 2006.

5.     Notes Payable

Notes payable consist of the following as of March 31, 2006:

Term loan payable, net of unamortized portion of fair value of warrant issued, interest at prime plus 3.25% (11.50% at March 31, 2006), interest only payable through January 2007, at which time 36 equal principal payments plus interest are payable through January 2010 (see Note 4).	$1,863

Note payable and accrued interest to stockholder, unsecured, interest at 6%, principal and interest payable on December 31, 2007 or earlier at the option of the stockholder upon occurrence of certain events involving changes in ownership control. Repayment is subordinated to borrowings from banks and other lending and financial institutions.	143

Note payable and accrued interest to landlord, interest at 11%. Repayment is subordinated to borrowings under the Loan Agreement.	187
2,193
Less current maturities	(107)

Notes payable, less current maturities	$2,086

Future maturities of notes payable and amortization of the warrant as of March 31, 2006 are as follows:

		Warrants
Years ending March 31,	Payments	Amortization	Net
2007	$156	$(49)	$107
2008	860	(43)	817
2009	721	(26)	695
2010	593	(19)	574

	$2,330	$(137)	$2,193

6.     Capital Stock

There were no changes in our capital stock during the three months ended March 31, 2006.  Preferred stock, with no par value, was issued and outstanding at March 31, 2006 as follows:

	Authorized	Issued and Outstanding

Series B Preferred Stock	3,250,000	3,212,158
Series C Preferred Stock	1,700,000	1,700,000
Series D Preferred Stock	17,200,000	12,613,431
	22,150,000	17,525,589

Warrants – Series D Preferred Stock

	Shares	Fair Value

Warrants issued with Series D preferred stock	1,813,528	$65
Warrants in consideration of finder’s fee	150,000	5
	1,963,528	70
Warrants in consideration of loan guarantees	806,522	29
	2,770,050	$99

Warrants for the purchase of 4,504,935 shares of Series D preferred stock were outstanding at March 31, 2006.

7.     Stock Options

The Board of Directors has adopted the 1997 Stock Option Plan (the “Plan”).  A maximum of 7,400,000 shares have been authorized for issuance under the Plan. Under this Plan, incentive and non-statutory options to purchase common stock at fair market value as determined by a committee of the Board of Directors may be granted to key employees, non-employee directors, consultants and advisors of the Company.  Options generally vest over a four-year period and expire ten years from the date of grant.  At termination of employment, options are generally canceled if not exercised within 90 days, and shares covered by canceled options are returned to the Plan and are available for future grant.  The Company issues shares upon exercise of options from its pool of authorized but unissued common shares.

A summary of option activity under the Plan is as follows:

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price

Balance at December 31, 2005	2,594,791	$0.28
Granted	0	—
Cancelled	(4,400)	$0.33
Balance at March 31, 2006	2,590,391	$0.28

The following table summarizes information about stock options outstanding and exercisable at March 31, 2006:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (inYears)	Weighted Average Exercise Price
$0.11	453,391	7.83	$0.11	245,140	7.80	$0.11
$0.23	400,000	7.91	$0.23	208,197	7.91	$0.23
$0.33	1,629,000	8.32	$0.33	680,667	8.31	$0.33
$0.50	108,000	9.09	$0.50	24,478	8.97	$0.50

	2,590,391	8.21	$0.28	1,158,482	8.15	$0.27

8.     Income Tax Expense (Benefit)

The effective tax rate for the three-month period ended March 31, 2006 differs from the statutory federal rate (34%) primarily as a result of the change in the valuation allowance for deferred income tax assets, and the impact of federal alternative minimum taxes and state income taxes.  We believe that, based on available evidence at March 31, 2006, the Company will likely be able to generate sufficient taxable income to enable realization of the full benefit of deferred income tax assets in future years through the available carryforward periods and, thus, anticipate reversal of the full valuation allowance of $2,622 carried at December 31, 2005.

9.     Subsequent Event

On March 19, 2007, Sierra Wireless, Inc. (Sierra), its wholly owned subsidiary SWMS, Inc. (SWMS), and AirLink Communications, Inc. (AirLink) and its stockholders, entered into an Amended and Restated Agreement and Plan of Merger (Merger Agreement), which was subsequently amended effective May 8, 2007.  Sierra is a publicly traded company, with its common shares listed on both the Toronto Stock Exchange and the U.S. NASDAQ National Market.  The Merger Agreement provides that Sierra will pay $11,000 in cash and issue 1,309,880 of its unissued, authorized common shares, subject to a working capital adjustment, in exchange for all of the outstanding shares of capital stock of AirLink, to effect the merger of AirLink with and into SWMS, with SWMS the surviving corporation.  After the merger, AirLink will cease to exist as a separate entity and the former stockholders of AirLink entitled to receive Sierra common shares will become stockholders of Sierra unless they exercise their dissenters’ rights available under California General Corporation Law.  Sierra common shares issued in connection with the merger, constituting approximately 10% of the total merger consideration, will be deposited in escrow for a period of up to 18 months to secure indemnification obligations.  The terms of the Merger Agreement and the ancillary agreements have been unanimously approved by the respective boards of directors of Sierra and AirLink, and the executed Merger Agreement formally closed on May 25, 2007.

Sierra is a vendor of the Company.  Total purchases from Sierra were $161 for the three-month period ended March 31, 2006.  Accounts payable to Sierra were $95 as of March 31, 2006.